SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 14, 2016 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01.   Changes in Registrant's Certifying Accountant

(a) Subsequent to the filing of both the 2015 Annual Report on Form 10-K for Radio One, Inc. (the "Company") and the Proxy Statement for the Company's 2016 Annual Meeting of Stockholders, the Audit Committee of the Board of Directors of the Company conducted a competitive review to determine the Company's independent registered public accounting firm for the 2016 fiscal year. The final results for this competitive bidding came in subsequent to the Company's June 2, 2016 Annual Meeting of Stockholders. The Audit Committee invited independent registered public accounting firms, including Ernst & Young, LLP ("E&Y"), the Company's current independent registered public accounting firm, to participate in this process. The Audit Committee conducted a similar review in 2013.

Following the review and receipt of proposals from independent registered public accounting firms, on June 14, 2016 the Audit Committee of the Board of Directors of the Company recommended and authorized the dismissal of E&Y as the Company's independent registered public accounting firm.

No audit report of E&Y on the Company's consolidated financial statements for either of the past two fiscal years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's two most recent fiscal years and subsequent interim period preceding E&Y's dismissal, there was no disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the matter in their report.

The Company provided E&Y with a copy of this Form 8-K prior to its filing with the U.S. Securities and Exchange Commission (the "SEC") and requested E&Y to furnish the Company with a letter addressed to the SEC stating whether E&Y agrees with the statements made by the Company in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. A copy of E&Y's letter, dated June 14, 2016, is attached as Exhibit 16.1 to this Form 8-K.

(b) In conjunction with a request for proposal and competitive review of other independent registered public accounting firms noted above, on June 14, 2016, the Audit Committee authorized and instructed the Company to engage BDO USA, LLP ("BDO") to serve as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements for the 2016 fiscal year, and to perform a review of the Company's condensed consolidated interim financial statements for the second and third fiscal quarters of fiscal 2016.

During the Company's two most recent fiscal years and subsequent interim period preceding BDO's engagement, neither the Company nor anyone on its behalf consulted BDO regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and no written report or oral advice was provided by BDO to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
16.1	Letter from Ernst & Young LLP, dated June 14, 2016


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

June 17, 2016

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

EXHIBIT 16.1 TO FORM 8-K

June 14, 2016
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 14, 2016, of Radio One, Inc., and are in agreement with the statements contained in the third, fourth, and fifth paragraphs of Item 4.01(a). We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP